EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Contact:

Rudy E. Schupp
Chief Executive Officer
(561) 616-3029

John Marino
President and Chief Financial Officer
(561) 616-3046

1st United Bancorp, Inc. Announces First Quarter Earnings

Boca Raton, Fla. — July 27, 2010—(NASDAQ Global: FUBC) —1st United Bancorp, Inc. (“1st United”) reported net income of $207,000 ($.01 earnings per share) for the quarter ended June 30, 2010, and net income of $553,000 ($.02 earnings per share) for the six months ended June 30, 2010.

For the quarter ended June 30, 2009, 1st United had a net loss of $1.92 million ($.25 loss per share) and for the six months ended June 30, 2009, a net loss of $1.87 million ($.25 loss per share).

Highlights for the quarter and six months ended June 30, 2010:

Financial Condition

•	Total assets at June 30, 2010 were $1.046 billion, an increase of approximately $30 million over the total assets at December 31, 2009 of $1.016 billion.

•

Deposits grew by approximately $39 million (5%) to $842.2 million at June 30, 2010 as compared to December 31, 2009. Included in this growth is approximately $26.8 million in growth in non-interest bearing deposits during the period which represent approximately 26% of total deposits at June 30, 2010 compared to 24% at December 31, 2009.

•

The allowance for loan losses at June 30, 2010 was $12.9 million (1.90% of total loans) and 45% of non-accrual loans. This compares to an allowance for loan losses at December 31, 2009 of $13.3 million (1.98% of total loans) and 85% of non-accrual loans.

•

Non-performing assets (non-accruing loans, loans accruing greater than or equal to 90 days and other real estate owned) to total assets were 2.76% at June 30, 2010. This compares to non-performing assets of 1.60% at December 31, 2009.

•	Total risk-based capital ratio, Tier 1 capital ratio, and leverage ratio at June 30, 2010 were 25.41%, 23.22% and 12.51%, respectively, and exceed all regulatory requirements for “well capitalized.”

Operating Results

•	Net income of $207,000 for the quarter ended June 30, 2010 and net income of $553,000 for the six months ended June 30, 2010 were impacted by:

	-	Net Interest Margin of 4.13% for the quarter ended June 30, 2010 and 4.20% for the six months ended June 30, 2010

	-	Provision for loan losses of $1.50 million for the quarter and $2.75 million for the six month period ended June 30, 2010

	-	Acquisition and integration related expenses of approximately $530,000 for the quarter and $1,390,000 for the six months ended June 30, 2010 which will not affect future quarters

Management Comments:

“There continues to be economic challenges in the market we serve,” said Warren S. Orlando, Chairman. “Despite these challenges, our net income for the six months ended June 30, 2010 was $553,000, which was after we expensed approximately $1.4 million in acquisition and integration costs related to our acquisition of Republic Federal Bank from the FDIC on December 11, 2009. We do not anticipate these expenses in future periods.”

“We are very pleased with our over $39 million growth in deposits since December 31, 2009. In addition, we had new loan production of almost $50 million for the six months ended June 30, 2010. Our team continues to do a terrific job in growing our core business and serving our communities” said Rudy E. Schupp, Chief Executive Officer. “We believe our strong capital base, liquidity and overall financial strength will allow us to expand and take advantage of future opportunities.”

“Our non-performing assets at June 30, 2010 were 2.76% of total assets as compared to 1.60% at December 31, 2009. The growth in non-performing assets during this period is reflective of how the current economic environment is affecting our customers. We continue to be committed to act quickly to resolve problem assets as they are identified,” said John Marino, President and Chief Financial Officer. “In addition, we expensed approximately $2.75 million in loan loss provision during the six months ended June 30, 2010.”

Forward Looking Statements

Any non-historical statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans and expectations that are subject to uncertainties and risks, which could cause 1st United’s future results to differ materially.

The following factors, among others, could cause our actual results to differ: 1st United’s ability to execute its growth strategy, risks relating to the integration of acquired companies that have previously been operated separately, challenges posed by the current economic environment, disruptions in global financial markets, credit risk of 1st United’s customers, effects of the on-going correction in residential real estate prices and reduced levels of home sales, sufficiency of 1st United’s allowance for loan losses, 1st United’s ability to comply with the loss sharing agreements with the FDIC, changes in interest rates, access to funding sources, reliance on the services of executive management, competition for loans, deposits and investment dollars, reputational risk and social factors, changes in government regulations and legislation, increases in FDIC insurance assessments, geographic concentration of 1st United’s markets, rapid changes in the financial services industry, exposure to intangible asset risk, hurricanes and other adverse weather events, and 1st United’s ability to manage the risks involved in the foregoing. Additional factors can be found in our filings with the SEC, which are available at the SEC’s internet site (http://www.sec.gov). Forward-looking statements in this press release speak only as of the date of the press release, and 1st United assumes no obligation to update forward-looking statements or the reasons why actual results could differ.

SELECT FINANCIAL DATA
(unaudited)

	June 30 2010	December 31, 2009

	(Amounts in thousands)
BALANCE SHEET DATA
Total assets	$1,045,804	$1,015,567
Total loans	678,455	670,867
Allowance for loan losses	12,866	13,282
Cash and cash equivalents	145,449	135,241
Securities available for sale	98,591	88,843
Other real estate owned	—	635
Goodwill and other intangible assets	47,832	48,053
FDIC loss share receivable	43,252	43,200
Deposits	842,153	802,808
Non-interest bearing deposits	221,015	194,185
Shareholders’ equity	174,684	172,294

SELECTED ASSET QUALITY DATA, CAPITAL AND ASSET QUALITY RATIOS

Equity/assets	16.70%	16.97%
Non-accrual loans/total loans	4.26%	2.32%
Non-performing assets/total assets	2.76%	1.60%
Allowance for loan losses/total loans	1.90%	1.98%
Allowance for loan losses/non-accrual loans	45%	85%
Net charge-offs (recoveries)/average loans	0.51%	1.14%
Leverage Ratio	12.51%	17.33%
Tier 1 Risk Based Capital	23.22%	23.54%
Total Risk Based Capital	25.41%	25.76%
Book Value Per share	$7.05	$6.95

INCOME STATEMENT DATA
(unaudited)

	For the three month period ended June 30,		For the six month period ended June 30,

	2010	2009	2010	2009

	(Amounts in thousands, except per share data)		(Amounts in thousands, except per share data)

Interest income	$11,483	$6,939	$22,992	$13,895
Interest expense	1,960	1,799	4,014	3,687

Net interest income	9,523	5,140	18,978	10,208
Provision for loan losses	1,500	2,800	2,750	2,905

Net interest income after provision for loan losses	8,023	2,340	16,228	7,303
Other Non interest income	1,024	903	1,925	1,407
Non interest expense	8,694	6,214	17,237	11,591

Income (loss) before taxes	353	(2,971)	916	(2,881)

Income tax expense (benefit)	146	(1,052)	363	(1,014)
Net income	$207	$(1,919)	$553	$(1,867)

Preferred Stock Dividends Earned	—	(225)	—	(338)

Net income(loss) available to common Shareholders	$207	$(2,144)	$553	$(2,205)

PER SHARE DATA
Basic and diluted earnings (loss) per share	$0.01	$(0.25)	$0.02	$(0.25)

SELECTED OPERATING RATIOS
Return on average assets	0.08%	(1.21)%	0.11%	(0.60)%
Return on average shareholders’ equity	0.48%	(3.52)%	0.64%	(3.56)%
Net interest margin	4.13%	3.71%	4.20%	3.75%

Average assets	$1,049,288	$630,984	$1,037,028	$622,688
Average shareholders’ equity	$173,603	$108,772	$173,056	$104,685

Outstanding common stock	24,781,660	8,670,231	24,781,660	8,670,231